CCH P
Exhibit 14.1

Business Ethics Policy
Purpose

It is Cross Country Healthcare, Inc.’s (the “Company” or “CCH”) policy that all business, including that of its subsidiaries, is to be conducted in strict accordance with the law and in keeping with the highest level of business ethics.
Without limiting the scope of this general precept, your attention is specifically directed to the following policies on
Conflicts of Interest and Improper Payments and Accounting Records.
A. Conflicts of Interest

Under established principles of law and Company policy, every director, officer and employee of the Company and its subsidiaries has a duty of undivided loyalty to the Company. Accordingly, personnel, if confronted with a choice between the interests of the Company and personal economic interests or obligations or duties to others, must act in the interests of the Company.

While it is not possible to describe all situations that may involve potential or actual conflicts of interest, the following are examples of activities that should generally be avoided:

1.
Receipt of compensation, gifts, entertainment, discounts, services, loans or anything of value from suppliers, customers or other persons with whom the Company and its subsidiaries do business or any competitor of the Company or its subsidiaries (other than the receipt of minor gifts, entertainment, discounts, services or things of value not exceeding $200 in value in any one year from any one firm or person.

2. Retention of a stock or other financial interest in any firm described above. This would not usually apply to the investment in securities of a publicly held corporation listed on a national securities exchange or traded in the over-the-counter market, unless the investor's judgment in transactions involving Cross Country and its subsidiaries might be affected by reason of the size of the investment, the amount of business done with the Company and its subsidiaries or other factors. As a general rule, a 2% or less aggregate interest by a person, members of his/her family and associated individuals or companies would present no problem.
3. Acting as a director, officer, consultant, agent, employee, independent contractor or in some other capacity for a person or firm described above. In addition, certain statutes and regulations prohibit or restrict individuals from holding interlocking directorships and offices in certain situations. All directors and officers of the Company are required to inform the Chief Executive Officer prior to accepting any directorship or office with another corporation to ensure compliance with any such statutory requirements.
4. Existence of an interest in any transaction involving the Company or its subsidiaries where such interest does or may affect the objective and impartial representation of the Company.
5. Disclosure or other misuse of confidential information concerning Cross Country and its subsidiaries.

6.	Speculation or dealing in goods, commodities or products purchased, sold or otherwise dealt in or required or utilized by the Company and its subsidiaries.

7.
Appropriation to oneself of a business opportunity in which the Company or a subsidiary might reasonably be expected to be interested, without first making available the opportunity to the Company or subsidiary. For instance, a person might learn of a business, an invention or other property that is for sale and which the Company or a subsidiary might be interested in acquiring. A person who fails to disclose this knowledge to the Company and acquires the property may be legally accountable to the Company for any profits that might be realized.

Interests, relationships or activities of the type described above which are held or taken by (a) family members, or (b) any trust or estate in which either the employee or family members have a substantial interest, or (c) any partnership, corporation or other firm of which the employee is a partner, director or officer or in which either the employee or family members have a substantial interest.

It is not the Company’s desire to discourage or limit the freedom of Company personnel to engage in and maintain those outside activities and interests that do not interfere with the performance of their duties. It is only when there is a possible conflict of interest that the Company is concerned. Where a conflict or potential conflict does develop, the person should disclose promptly and fully to the Company (see paragraph D for reporting requirements) all pertinent facts so that the Company can assess the situation and take appropriate action, which may include disqualifying the person from participating in a particular transaction, requiring the person to terminate the outside interest or other action. Failure to disclose an actual or potential conflict of interest may result in disciplinary action, up to and including an unpaid suspension or termination of the individual’s employment or relationship with the Company.
B. Improper Payments and Accounting Records

The Company has a strict policy against making or maintaining any improper, disguised or questionable payments, accounting records, or financial reports of any kind. In addition to the Company's policy, there are numerous laws that may impose civil and criminal penalties for such acts not only upon the Company but upon the individuals concerned as well.

Without limiting the scope of the foregoing statement, attention is specifically called to the following:

1. The use, directly or indirectly, of any funds or other assets of the Company or of any subsidiary for any purpose which would be in violation of any applicable law or regulation or would otherwise be unlawful is strictly prohibited.
2. Even though lawful, the use, directly or indirectly, of any funds or other assets of the Company or any subsidiary for political contributions of any kind or in any form (whether cash, other property services or the furnishing of facilities), or the establishment or administration by the Company or any subsidiary of any committee or other organization for the raising or making of political contributions, is generally prohibited, whether within or without the United States. In jurisdictions where political contributions are lawful, exceptions to the prohibition may be authorized in rare cases and in limited amounts only in writing by one of the officers of the Company.
3. No undisclosed or unrecorded bank account or other fund or asset of the Company or of any subsidiary shall be established or maintained for any purpose.
4. All funds and assets of the Company and its subsidiaries shall be fully and properly recorded in the appropriate books and records of the Company and its subsidiaries.
5. No false, misleading or artificial entries shall be made or permitted for any reason in the books and records of the Company or of any subsidiary. All transactions shall be appropriately authorized, evidenced by proper supporting documentation and recorded in accordance with generally accepted accounting practices.
6. No transaction shall be effected and no payment shall be made on behalf of the Company or any of its subsidiaries with the intention or understanding that any part of the transaction or payment is effected or made for any purpose other than as described in the supporting documents and as described in the books and records of the Company.
7. All payments shall be made in accordance with prevailing exchange control and tax regulations.
8. No bribes, kickbacks, payoffs or other illegal or improper payments shall be made to commercial customers or suppliers or their intermediaries or to governmental officials for any purpose.

C. Improper Use and Disclosure of Confidential Information

Information is one of our most valuable corporate assets, and open and effective dissemination of information is critical to our success. However, much of our Company’s business information is confidential or proprietary.

It is also our Company’s policy that all employees must treat what they learn about our employees, customers and suppliers and each of their businesses as confidential information. The protection of such information is of the highest importance and must be discharged with the greatest care for the Company to merit the continued confidence of such persons. Confidential information is information a company would consider private, which is not common knowledge outside of that company and which an employee of the Company has learned as a result of his or her employment by the Company.

During the term of their employment and thereafter, employees of the Company are prohibited, except as required by law or as specifically authorized by the Company’s Corporate Compliance Officer, from disclosing, directly or indirectly, to anyone outside the Company, confidential information concerning the Company. Examples of such information include:

1. Financial data (operating results, capital plans and expenditures, budget, etc.);
2. Business forecasts and financial analyses;
3. Development plans and strategies;
4. Business programs, policies, plans, manuals, strategies and methods of operations;

5.	Customer and supplier lists and identity of outside consultants as well as customer identities and other basic customer information;
6. Information obtained during the course of employment about another company, supplier or customer;
7. Marketing and advertising plans, programs, strategies, analyses and research;
8. Pricing and product programs, plans, strategies, analyses and research.
D. Reporting Requirements

As part of its commitment to ethical and legal conduct, the Company expects its employees to bring to the attention of Company management and to Corporate Compliance Officer, William J. Burns, or any of the people Corporate Compliance Officer designates, information about suspected violations of the Business Ethics Policy or of law by any Company employee or agent. Employees are required to come forward with any such information, without regard to the identity or position of the suspected offender. The Company will treat the information in a confidential manner (consistent with appropriate evaluation and investigation) and will seek to ensure that no acts of retribution or retaliation will be taken against anyone for making a report. Because failure to report criminal activity can itself be understood to condone the crime, we emphasize the importance of reporting. Failure to report knowledge of wrongdoing may result in disciplinary action against those who fail to report.

Information about known or suspected violations by an employee or agent should be reported promptly to a member of management, Corporate Compliance Officer or the CCH Ethics/Fraud Hotline, call (800) 354-7197.
Whenever practical, an employee should do so in writing. Reports of violations will be investigated under Corporate Compliance Officer’s supervision, as he or she finds appropriate. Employees are expected to cooperate in the investigation of reported violations.

The Corporate Compliance Officer will not, to the extent practical and appropriate under the circumstances, disclose the identity of anyone who reports a suspected violation or who participates in the investigation. Employees should be aware that the Corporate Compliance Officer, and those assisting him or her, are obligated to act in the best interests of the Company, and do not act as a personal representative or lawyer for employees.

If you have any questions at any time concerning the foregoing, we suggest that you discuss them with your supervisor or a person designated by the head of the division or subsidiary in which you are employed.

Please note, to report compliance violations anonymously to the CCH Ethics/Fraud Hotline, call (800) 354-7197.
E. Vendors and Contractors

Purpose

CCH’s policy is that the conduct of employees and others who do business with or on behalf of CCH shall be based upon high ethical standards and in compliance with the law. This section covers a wide range of business practices and procedures that may be relevant to CCH’s vendors and contractors. This section is not intended to cover every issue that may arise, but it sets out basic principles to guide vendors and contractors in their dealings relating to CCH.

CCH is committed to being a responsible corporate citizen and so expects its vendors and contractors to comply with both the letter and spirit of CCH’s Business Ethics Policy and to avoid even the appearance of impropriety by its vendors and contractors and CCH’s employees. CCH’s Business Ethics Policy is available from CCH’s Human Resources Department or on its internet website at http://ir.crosscountryhealthcare.com/corporate-governance.

Any vendor or contractor who violates the standards of the Business Ethics Policy will jeopardize their relationship with CCH, including possible termination of the relationship. If you become aware of a situation that you believe may violate CCH’s Business Ethics Policy, you should report your concerns immediately in accordance with the procedures described in Section 9 (Reporting Procedures) below. No adverse action will be taken against anyone for making a complaint or disclosing information in good faith, and anyone who retaliates against a person who in good faith reports any violation or suspected violation will be subject to disciplinary action.

1. Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which CCH’s ethical standards are built. All CCH vendors and contractors must respect and obey the laws of the cities, counties and states which we operate. Although not everyone is expected to know the details of these laws, it is important to know enough to determine when to seek advice from vendors’ or contractors’ counsel and to inform CCH of any such matters.

If you are uncertain as to whether a course of action is in compliance with the law, you should ask for guidance from your legal advisors or contact.

2. Workplace Safety and Security

CCH strives to provide a safe and healthy work environment. Vendors and contractors working on CCH property have the responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions to CCH’s Human Resource Department.

Vendors and contractors are required to report to the work site in condition to perform their duties, free from the influence of drugs or alcohol. The use, possession or distribution of illegal or unauthorized drugs or alcohol on CCH time or on CCH premises will not be tolerated.

Violence, threatening behavior and harassment are not permitted. Firearms and other weapons are strictly prohibited on CCH property or on the person of anyone while conducting CCH business, unless authorized in writing for special circumstances by CCH’s CEO.

3. Conflicts of Interest

Business decisions must be based solely on what is best for CCH and not improperly influenced by personal, family or other business interests. Vendors or contractors dealing with vendors on behalf of CCH are expected to avoid conflicts of interest that could be detrimental to CCH. In addition, vendors and contractors are expected to respect CCH’s conflicts of interest policy described here with respect to their dealings with CCH employees, so that CCH employees can remain in compliance.

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of CCH or makes it difficult for a person to perform his or her work for CCH objectively and effectively. Conflicts of interest may also arise when an employee, vendor/contractor, a member of his or her family or other business associates, receives personal benefits as a result of his or her position or relationship with CCH.

Conflicts of interest by CCH employees are prohibited unless disclosed and approved. Similarly, vendors or contractors dealing with a vendor on behalf of CCH must disclose potential conflicts with that vendor to their CCH contacts, so that arrangements can be made to avoid the conflicts. Actions or situations that might involve a conflict of interest, or the appearance of one, require disclosure and include the following:

•	Employee, vendor/contractor (or a family member or other business associate) working for a CCH vendor or contractor.

•	Employee, vendor/contractor (or a family member or other business associate) holding a financial interest in a CCH vendor or contractor.

In addition, CCH’s employees and vendors/contractors may not solicit, accept or retain any gift, entertainment, trip, loan, discount, guarantee of an obligation, service, or other benefit from any organization or person doing business with CCH, other than (i) modest gifts or entertainment as part of normal business courtesy that would not influence, or reasonably appear to influence, an officer or employee to act in any manner not in the best interest of CCH subject or (ii) a nominal benefit that has been disclosed and approved in accordance with this policy.

Notwithstanding anything in this policy to the contrary, vendors and contractors who offer gifts and entertainment with a value greater than $200 (cash or non-cash) to a CCH employee must obtain the pre-approval of such offer from CCH’s CFO or General Counsel. Likewise, no gifts or entertainment with a value greater than $200 (cash or non-cash) shall be offered by a CCH employee to a vendor or contractor without obtaining prior written approval from the Company’s CFO or General Counsel.

Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with CCH’s CFO or General Counsel.

4. Privileged Access and Information

Vendors and contractors may not use CCH property, information, or position for improper personal gain, or to compete with CCH directly or indirectly. Vendors and contractors are prohibited from taking for themselves personally or for their families or other business associate opportunities that are discovered through the use of CCH property, information or position.

5. Confidentiality

Vendors and contractors must maintain the confidentiality of all proprietary information entrusted to them by CCH or others with whom CCH does business, except when disclosure is authorized by CCH’s Legal Department or required by laws or regulations. Confidential information includes all nonpublic information that, if disclosed, might be of use to competitors, or harmful to CCH or others with whom CCH does business. It also includes non-public information that vendors, contractors, customers and other companies have entrusted to CCH. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as, production and marketing plans, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information is a violation of CCH policy. Such information is to be used solely for CCH purposes and never for the private gain of a vendor, contractor or any CCH third party. The obligation to preserve and protect confidential or proprietary information continues even after the relationship ends with CCH.

6. Protection and Proper Use of Company Assets

CCH’s assets should be used only for the legitimate business purposes of CCH. Vendors and contractors should endeavor to protect CCH’s assets and ensure their proper and efficient use. Protecting CCH’s assets against loss, theft and misuse is everyone’s responsibility. As a CCH vendor or contractor, if you become aware of the theft or misuse of CCH’s assets, immediately report the matter to your CCH contact or report using the procedures described in Section 9 (Reporting Procedures) below.

7. Competition and Fair Dealing

CCH seeks to outperform our competition fairly, honestly and in full compliance with applicable laws, including antitrust laws. CCH seeks competitive advantages through superior performance, never through unethical or illegal business practices. Vendors and contractors should respect the rights of, and deal fairly and honestly with, CCH’s customers, vendors, contractors, competitors and employees. No CCH vendor or contractor should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

Antitrust Laws. Antitrust laws, are designed to ensure a fair and competitive free market system. CCH will comply with all applicable antitrust laws. Some of the most serious antitrust offenses occur between competitors, such as agreements to fix prices. Therefore, it is important for vendors and contractors to avoid discussions with CCH’s competitors, on behalf of CCH, regarding:

1.	Financial data (operating results, capital plans and expenditures, budget, etc.);

2.	Business forecasts and financial analyses;

3.	Development plans and strategies;

4.	Business programs, policies, plans, manuals, strategies and methods of operations;

5.	Customer and supplier lists and identity of outside consultants as well as customer identities and other basic customer information;

6.	Information obtained during the course of vendor’s/contractor’s business relationship with CCH about another company, supplier or customer;

7.	Marketing and advertising plans, programs, strategies, analyses and research; and

8.	Pricing and product programs, plans, strategies, analyses and research.

If you believe a conversation with a competitor enters an inappropriate area, end the conversation at once and consult
CCH’s Legal Department.

Unauthorized Taking or Use of Information. The unauthorized taking or use of proprietary information from other companies, possessing trade secret information that was obtained without legal authority, or inducing such disclosures by past or present employees of other companies is prohibited.

8. Insider Trading

Vendors and contractors in possession of material information about CCH must abstain from trading in CCH securities until such information is generally and publicly available by means of a press release or other public filing or disclosure by CCH. Such material “inside information” might include earnings estimates, stock and dividend activity, changes of control or management, pending mergers, sales, acquisitions, reserves or other significant business information or developments. As a CCH vendor or contractor, providing such inside information to others who then trade on it is also strictly prohibited. Trading on inside information is also a violation of federal securities law. If you have any questions, please consult CCH’s Legal Department.

9. Reporting Procedures

CCH’s vendors and contractors have the responsibility to report violations of CCH’s Business Ethics Policy or other conduct relating to CCH’s business that they suspect may be unethical or in violation of the law. To report a suspected compliance violation or when in doubt about the best course of action to take in a particular situation is, please:

•Talk to your contact at CCH or to CCH’s General Counsel or Director of Internal Audit, or

•	Call the CCH Ethics/Fraud Hotline, it is available 24 hours a day, at (800) 354-7197.

All such communications will be kept confidential and forwarded directly to the appropriate party, as applicable.

Reviewed and Approved on November 12, 2019.